FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2022

WBB SECURITIES, LLC

Table of Contents

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SEC FILE NUMBER
8- 53660

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WBB SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ■ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 COMMERCE DR STE 135
(No. and Street)

CRANFORD	NJ	07016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michelle Thomas	(858) 592-9901	michelle.thomas@wbbsec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Thomas, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WBB SECURITIES, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Michelle D. Thomas 2-13-2023

Title: CCO

See attached Ack.
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of San Diego }

On 02-13-2023 before me, Roland Bergin IV- Notary Public,
(Here insert name and title of the officer)

personally appeared Michelle Thomas,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Notary Public Signature

(Notary Public Seal)

ROLAND BERGIN IV
Commission No. 2398230
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
Commission Expires March 23, 2026

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Reports Form
(Title or description of attached document)

X-17A-5 Part III
(Title or description of attached document continued)

Number of Pages 3 Document Date ____

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  ____ (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☑ Other CCO

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they,~~ is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members of WBB Securities, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of WBB Securities, LLC as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of WBB Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of WBB Securities, LLC's management. My responsibility is to express an opinion on WBB Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to WBB Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the WBB Securities, LLC's financial statements. The Supplemental Information is the responsibility of the WBB Securities, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as WBB Securities, LLC's auditor since 2014.
Tarzana, California
February 13, 2023

WBB SECURITIES, LLC

Statement of Financial Condition
December 31, 2022

ASSETS		
Cash and Cash Equivalents	$	312,255
Deposit with clearing organizations		110,061
Securities at market value		65
Fixed assets net of depreciation of $108,932		-
Other Assets		7,664
Total Assets	$	430,045
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued Payables	$	4,100
Due to Clearing firm		1,363
Total Liabilities	$	5,463
MEMBER'S EQUITY		
Member's Equity	$	424,582
Total Member's Equity	$	424,582
Total Liabilities and Member's Equity	$	430,045

The accompanying notes are an integral part of these financial statements

WBB SECURITIES, LLC

Statement of Operations
For the year ended December 31, 2022

REVENUES		
Underwritings & Selling Group - Registered Offerings	$	200,904
Investment Banking Fees / M&A Advisory		227,141
Commissions		17,348
12b-1 Fees		11,341
Insurance Based Products		4,067
Investment Company		1,114
Capital Gains (Losses) on Firm Investments		(20,100)
Interest / Rebate / Dividend Income		659
Total Income	$	442,474
EXPENSES		
Clearing Costs	$	24,622
Contractors/Consultants		128,550
Professional Services		22,359
Licenses and Registrations		(710)
Salaries & Payroll Taxes		216,900
Benefits		27,003
Telephone, Communications, and IT		13,826
Other General and Administrative expenses		81,512
Total Expenses	$	514,062
NET LOSS	$	(71,588)

The accompanying notes are an integral part of these financial statements

WBB SECURITIES, LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2022

Balance, beginning of year - Jan. 1, 2022	$	850,158
Member Distributions	$	(353,988)
Net Loss	$	(71,588)
Balance, end of year - Dec. 31, 2022	$	424,582

The accompanying notes are an integral part of these financial statements

WBB SECURITIES, LLC

Statement of Cash Flows
For the year ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$	(71,588)
Realized Loss on firm investments		20,100
Adjustments to reconcile net loss to net cash used by operating activies:		
(Increase) / Decrease in:		
Deposit with clearing organizations		(60)
Securities at market value		554
PrePaid Expenses: Licenses-FINRA		(7,289)
Increase / (Decrease) in:		
Due to Clearing		(995)
Accounts Payable		(10,000)
	$	2,310
Net Cash used by operating activities:	$	(69,278)
Cash flow from Financing Activities		
Member Distribution		(353,988)
Net cash used in financing activities:	$	(353,988)
Cash Flows From Investing Activies:		
Purchase of securities		(91,276)
Proceeds from securities		71,176
Net cash used in investing activities		(20,100)
Decrease in Cash & Cash Equivalants	$	(443,366)
Cash & Cash Equivalants - Beginning of period		755,621
Cash & Cash Equivalants- End of period	$	312,255

Supplemental disclosure of cash flow information

Cash paid during the year for:		
Interest	$	-
Income Taxes	$	-

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

WBB Securities, LLC, (the "Company"), was formed in 2001, in the State of California as a limited liability company. In August 2020, the Company left California and is now domiciled in the state of New Jersey. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities. The Company clears all security transactions through National Financial Services ("NFS"). As of December 2020, the Company entered into a Tri-party Clearing Agreement with Maplewood Investments. This agreement allows the Company to continue to clear through National Financial Services, however, it is done under the Maplewood Investments contract with National Financial Services.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and equipment are stated at cost. Purchases greater than $1,000 are capitalized. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful1ife are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method.

Retirement Plan - The Company maintains a retirement plan in accordance with Section 401(k) of the Internal Revenue Code. Under the terms of this plan, eligible employees make voluntary contributions to the extent allowable by law. The Company did not make contributions on behalf of employees to this plan for the year ended December 31, 2022.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Continued

Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of New Jersey has similar treatment.

The Company is subject to audit by the taxing agencies for years ending December 31, 2019, 2020, and 2021.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

The management has reviewed the results of operations for the period of time from its year end December 31, 2022 through February 13, 2023 the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in

pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

* There was $65 of level 1 securities as of December 31, 2022.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.[1]

Capital Gains (Losses) on Firm Investments.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Revenue from Underwriting and Selling Group participation: This includes revenue from underwritings and selling group participation in any capacity.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees,

revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from ‘40Act companies and networking fees from ’40 Act companies.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost and summarized by major classifications as follows:

Computer equipment	$ 108,932
Less accumulated depreciation	(108,932)
Fixed assets, net	$ 0

Note 3: INCOME TAXES

As a single member Limited Liability Company, the Company is not subject to New Jersey franchise tax.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company no longer has a lease for office space. The company is using an affiliates office and no rent is charged.

Company has reviewed ASC 842 Lease Accounting and does not believe it is applicable to the Company because it no longer leases office space.

Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022 the Company had net capital of $413,196, which was $313,196 in excess of its required net capital of the greater of 6 2/3 aggregate indebtedness ($5,463) or $100,000 to net capital was 0.02 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dea1er.

Note 6: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a Tri-party Clearing Agreement with Maplewood Investments. This agreement allows the Company to clear through National Financial Services (“Clearing Broker”), however, it is done under the Maplewood Investments contract with National Financial Services. The Company maintains a cash deposit with Maplewood Investments in addition to the other cash accounts, the balance on December 31, 2022, was $10,061. This Tri-party clearing arrangement allows National Financial Services LLC (“Clearing Broker”) to carry its account and the accounts of its clients as customers of the Clearing

Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The Company maintains a cash deposit with its clearing broker in addition to the other cash accounts the balance on December 31, 2022, was $110,061.

Note 7: CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant. During the year ended December 31, 2022, four clients accounted for 55% of total revenues.

WBB SECURITIES, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2022

	Focus 12/31/22		Audit 12/31/22		Change	
Member's Equity, December 31, 2022	$	424,582	$	424,582		
Add:						
Liabilities subordinated to general creditors	$	-	$	-		
Subtract - Non-Allowable Assets:						
Other Assets	$	(11,386)	$	(11,386)	$	-
Tentative Net Capital	$	413,196	$	413,196		
Haircuts			$	-		
NET CAPITAL	$	413,196	$	413,196	$	-
Minimum Net Capital	$	100,000	$	100,000	$	-
Excess Net Capital	$	313,196	$	313,196	$	-
Aggregate indebtedness	$	5,463	$	5,463		
Ratio of Aggregate indebtedness to net capital		0.02		0.02		

There were no reported differences between the Audit and Focus filed at December 31,2022

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2022

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

The Company has no reserve deposit obligations under SEC 15c3-3€ because it is a “non-covered” firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2022

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control Requirements under the (k)(2)(ii) exemptive provision.

The Company has no possession or control obligations under SEC 15c3-3(b) it is a “non-covered” firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

WBB Securities LLC
Exemption Report

WBB Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) broker or dealer retailing corporate equity securities over the counter; (2) broker or dealer retailing corporate debt securities; (3) underwriting or selling group participation (corporate securities other than mutual funds); (4) Broker or dealer making inter-dealer markets in corporation securities over-the-counter; (5) mutual fund retailer; (6) Municipal securities broker or dealer; (7) broker or dealer selling variable life insurance or annuities; (8) put and call broker or dealer or option writer; (9) Investment advisory services; (10) non-exchange member arranging for transactions in listed securities by exchange member; (11) private placements of securities; and/or (12) trading securities for own account not with the firm's customers and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

____
WBB Securities LLC

I, Michelle Thomas, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Michelle Thomas 2/13/2023

Title: Chief Compliance Officer

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
WBB Securities, LLC
Cranford, NJ

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) WBB Securities, LLC , identified the following provisions of 17 C.F.R. §15c3-3(k) under which WBB Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) WBB Securities, LLC, stated that WBB Securities, LLC , met the identified exemption provisions throughout the most recent fiscal year without exception and (3) WBB Securities, LLC stated that WBB Securities, LLC is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (1) broker or dealer retailing corporate equity securities over the counter; (2) broker or dealer retailing corporate debt securities; (3) Underwriting or selling group participant (corporate securities other than mutual funds on a best efforts basis only); (4) Mutual fund underwriter or sponsor (5) mutual fund retailer (both application and wire order basis); (6) U.S government securities broker or dealer; (7) Municipal securities broker or dealer; (8) broker or dealer selling variable life insurance or annuities; (9) put and call broker or dealer or option writer; (10) investment advisory services; (11) non-exchange member arranging for transactions in listed securities by exchange member; (12) private placements of securities; and/or (13) trading securities for own account not with the firm's customers; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. WBB Securities, LLC 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about WBB Securities, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 13, 2023